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                                                                    EXHIBIT 2.1


                                  May 2, 1997




Myrle Greathouse
Wes-Tex Drilling Company
519 First National Bank West
P.O. Box 3759
Abilene, Texas  79604

Dear Myrle:

                  Reference is made to our discussions regarding the proposed acquisition by Patterson Drilling Company of the assets of Wes-Tex Drilling Company relating to its contract drilling operations. This letter sets forth the understanding in principle of Patterson and Wes-Tex regarding the proposed transaction:

1. At closing, Patterson will acquire the shop and yard located in Abilene, in Jones County, Texas and all of the drilling rigs (21), related equipment and rolling stock relating to the Wes-Tex contract drilling operations, all automobiles (except a 1993 Cadillac driven by Myrle Greathouse, a 1995 Cadillac driven by Charles Ezzell, and a 1995 Chevrolet Tahoe driven by Danny Mullen) , trucks (except a Ford One Ton "Shop" truck) and trailers (collectively, the "Assets").

2. Each of the following persons will enter into a five-year non-competition agreement with Patterson at closing. The cash consideration for each non-competition agreement shall be $2,000,000 and shall be in addition to the purchase price referenced in paragraph 3.

                                Myrle Greathouse
                                 Charles Ezzell
                                  Danny Mullen

     The purchase price or consideration (the "Purchase Price") to be paid by Patterson for the Assets referenced in paragraph 1 shall consist of (i) $19 million in cash (ii) 283,000 "restricted" shares of Patterson Energy, Inc. common stock and (iii) warrants to purchase 200,000 shares of


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     Patterson Energy, Inc. common stock at an exercise price of $32.00 per share, which cash, shares and warrants shall be paid and issued at closing of the transaction. At closing, Patterson Energy will grant registration rights to Wes-Tex relating to resale of the shares under federal and state securities laws.

4. A condition to closing is execution and delivery by Patterson and Wes-Tex of a mutually agreeable definitive agreement relative to the transaction with warranties, covenants, indemnifications, conditions and other provisions customarily included in agreements relating to transactions of this nature;

5. If deemed necessary by Patterson, a Phase I environmental study relating to the Wes-Tex yard shall have been completed, at Patterson's expense, prior to closing with conclusions satisfactory to Patterson. If Patterson elects in its discretion not to purchase the yard as a result of the Phase I report, the Purchase Price will be reduced by an amount mutually agreed to by the parties at that time.

6. If required by law, a so-called "Hart-Scott-Rodino" filing shall be made with the Federal Trade Commission at Patterson's expense and the applicable waiting period shall have expired or terminated prior to closing;

7. The audited Wes-Tex balance sheet as of December 31, 1995 and 1996, and the Wes-Tex audited statements of income and statements of cash flows as of and for each of the years ended December 31, 1994, 1995 and 1996, each of which was prepared by Davis, Kinard & Company, are in substantial compliance with the financial statement requirements of the federal securities laws, and Wes-Tex and Davis, Kinard & Company will make such financial statements available to Patterson without charge for inclusion in Patterson's filings with the Securities and Exchange Commission.

8. All real and personal property taxes shall be prorated between Wes-Tex and Patterson at closing;

9. Delivery at closing of a warranty deed and a bill of sale relating to the respective Assets; and

10. Patterson and Wes-Tex will each pay its own expenses relating to the transaction.

11. Patterson and Wes-Tex agree that they will negotiate in good faith the terms of the definitive agreement referenced in paragraph 4 and will use their reasonable best efforts to enter into such definitive agreement.


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                   It is understood between Patterson and Wes-Tex that this
letter constitutes an expression of interest and (except for paragraphs 10 and 11 above and as hereinafter provided in the last sentence of this paragraph) is not legally binding. It does not contain all matters upon which agreement must be reached in order for the proposed transaction to be consummated. If the definitive agreement referenced in paragraph 4 above is not agreed to and executed by Patterson and Wes-Tex on or before June 1, 1997, the proposal contained in this letter shall terminate. Notwithstanding the foregoing, Wes-Tex hereby agrees that pending the first to occur of execution of the definitive agreement referenced in paragraph 4 or June 1, 1997, neither Wes-Tex nor any officers or directors or agents thereof will directly or indirectly solicit, entertain or encourage inquiries or proposals or enter into an agreement or negotiate with any other party, to sell, or enter into any merger or consolidation with respect to the contract drilling business or assets of Wes-Tex or any of its capital stock.

                                       Very truly yours,

                                       PATTERSON DRILLING COMPANY



                                       By:   /s/ James C. Brown
                                             ----------------------------------
                                                 James C. Brown
                                                 Vice President Finance/
                                                 Chief Financial Officer

AGREED TO AND ACCEPTED AS OF THIS
5th  DAY OF MAY, 1997:

WES-TEX DRILLING COMPANY


By:  /s/ Myrle Greathouse
   -----------------------------
         Myrle Greathouse
         Chairman of the Board



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     THE UNDERSIGNED, CONSTITUTING ALL OF THE STOCKHOLDERS OF WES-TEX, HEREBY
AGREE THAT IF PATTERSON AND WES-TEX ENTER INTO THE DEFINITIVE AGREEMENT REFERRED TO IN PARAGRAPH 4 ABOVE, THE UNDERSIGNED WILL VOTE THEIR SHARES OF WES-TEX CAPITAL STOCK IN FAVOR OF THE TRANSACTION REFERENCED IN THIS LETTER.


/s/ Myrle Greathouse
------------------------------
    Myrle Greathouse